# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SRx Health Solutions, Inc., CIK 0001471727
CUSIP: 08771Y402
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 801 US HIGHWAY 1, NORTH PALM BEACH, Florida (FL), 33408
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111375

## Reporting persons
- EGAN KEVIN: type of reporting person: individual (IN); citizenship or place of organization: Minnesota (MN); sole voting power 14,031,500; shared voting power 14,031,500; sole dispositive power 14,031,500; shared dispositive power 14,031,500; aggregate amount beneficially owned 14,031,500 (5% of the class)

## Item 1. Issuer
Name of issuer: SRx Health Solutions, Inc.
Address of issuer's principal executive offices: 801 US HIGHWAY 1, NORTH PALM BEACH, FLORIDA, 33408

## Item 2. Person Filing
Name of person filing: KEVIN EGAN
Address of principal business office or, if none, residence: 5988 FAWN TRAIL CIR WOODBURY, MN 55129
Citizenship: us

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14031500
Percent of class: UNKNOWN
Sole power to vote or to direct the vote: 14031500
Shared power to vote or to direct the vote: UNKNOWN
Sole power to dispose or to direct the disposition: 14031500
Shared power to dispose or to direct the disposition: UNKNOWN

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EGAN KEVIN: KEVIN EGAN, INDIVIDUAL (02/12/2026)